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                             November 21, 2023

       Brent Suen
       Chief Executive Officer
       GoLogiq, Inc.
       85 Broad Street, 16-079
       New York, NY 10004

                                                        Re: GoLogiq, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
November 9, 2023
                                                            File No. 333-231286

       Dear Brent Suen:

              We have reviewed your November 9, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29,
       2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Note 5. Business Combinations, page F-10

   1. Regarding the revised disclosure provided in your response to prior comment 2, which you included in the
September 30, 2023 Form 10-Q, please explain to us further the basis for your conclusion
that Logiq did not have effective control of the Company's shares between the January 27,
2022 transaction and July 27, 2022 spin off. Reconcile this with your June 30, 2022 Form
10-Q disclosure where you indicate that as the Company is a
                                                        majority-owned and
controlled subsidiary of Logiq, its results of operations and financial position are
consolidated with Logiq   s financial statements.
 Brent Suen
FirstName  LastNameBrent Suen
GoLogiq, Inc.
Comapany 21,
November   NameGoLogiq,
              2023        Inc.
November
Page 2    21, 2023 Page 2
FirstName LastName
2. We note from your response to comment 2 that you have concluded GoLogiq LLC is the accounting acquirer in the AppLogiq/CreateApp business acquisition and the transaction was a reverse acquisition. You state on page 1 of the Form 10-K that the Company ceased to be a shell company as a result of the CreateApp acquisition. Considering you clearly assert that you were a public shell company prior to this transaction and GoLogiq
         LLC/CreateApp was an operating business, please provide us with a comprehensive analysis as to how you considered whether this transaction was a reverse recapitalization, which would not have resulted in the recognition of goodwill or intangible assets, rather than a reverse acquisition business combination transaction.
       Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if
you have questions regarding these comments.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Scott Kline